August 10, 2011

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:
Fortune Industries, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010 as amended May 13, 2011 and June 9, 2011
Form 10-Q for the Quarterly Period ended September 30, 2010
Filed November 15, 2010 as amended May 13, 2011 and June 9, 2011
Form 10-Q for the Quarterly Period ended December 31, 2010
Filed February 14, 2011 as amended May 13, 2011 and June 9, 2011
Form 10-Q for the quarterly Period ended March 31, 2011
Filed May 13, 2011
File Number 001-32543

Dear Mr. Spirgel:

This letter is a follow up to the July 21, 2011 response to the written comment from the Staff of the Securities and Exchange Commission (the “SEC”) on June 20, 2011 in connection with above-referenced forms filed by Fortune Industries, Inc. (the “Company”).

Due to a typographical error, we inadvertently misstated the following paragraph.  The paragraph should read:

Amendment for Form 10-Q for the quarter ended March 31, 2011:
Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President/Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this Quarterly Report on Form 10-Q.  Based on the foregoing, our President/Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2011.

With this correction, the Company intends to amend the above-referenced forms as previously indicated on or before August 12, 2011.

Please feel free to contact me at (615) 665-9060 if you have any questions or need any further explanation.

Sincerely, /s/ Tena Mayberry Chief Executive Officer